Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital
Taxpayer ID (CNPJ/ME) No. 16.404.287/0001-55
Company Registry (NIRE) No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

("Meeting")

1.                   Date, Time and Place: On May 12, 2021, at 2 pm, in a meeting held exclusively in electronic form (videoconference), under the terms of item 6.4. of the Internal Regiment of the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”).

2.                   Attendance: The following Directors of the Company attended to the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Maria Priscila Rodini Vansetti Machado (Board member), Nildemar Secches (Board member), Ana Paula Pessoa (Board member), Rodrigo Calvo Galindo (Board member), Rodrigo Kede de Freitas Lima (Board member), Paulo Rogerio Caffarelli (Board member) and Hélio Lima Magalhães (Board member). The Officers of the Company, Gabriella Moll, Julio Ramundo, Luiz Otavio Souza Fonseca, João Vitor Zocca Moreira and Stefan Tasoko also participated in the meeting.

3.                   Chairman and Secretary: Mr. David Feffer chaired the Meeting and Mr. Stefan Tasoko acted as secretary.

4.                   Agenda: To resolve on (i) the election of the members of the Statutory Audit Committee, in accordance with Article 25, Paragraph Two, of the Company's Bylaws; (ii) investments in the construction of a new industrial pulp production mill in the state of Mato Grosso do Sul; and (iii) the revision of the CAPEX estimate for the year 2021 approved at the Board of Directors' Meeting held on December 4, 2020.

5.                   Minutes in summary form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.                   Resolutions: After analysing and discussing the matters on the agenda, the Directors attending the meeting unanimously and without reservations, decided:

6.1. To approve the re-election of the following members of the Statutory Audit Committee, to serve a term of 2 (two) years as from this date: CARLOS BIEDERMANN (individual tax ID (CPF/ME CPF/ME No. 220.349.270-87 | identity document (RG) No. 9003183911 SSP/RS), Brazilian, married, technical administrator; resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, at Rua João Caetano, 507, apt. 301, Block 02, Três Figueiras, Zip Code 90.470-260; ANA PAULA PESSOA (individual tax ID (CPF/ME) No. 865.873.407-25 | identity document (RG) No. 06.329.796-4 IFP/RJ), Brazilian, married, economist, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua General Tasso Fragoso 33, block 5, apt. 401, Zip Code 22470-170; RODRIGO KEDE DE FREITAS LIMA, (individual tax ID (CPF/MF) No. 013.620.537-24 and identity document (RG) no. 09038423-1 SSP/RJ), Brazilian, married, mechanical engineer, resident and domiciled in the city and state of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, 1909, 26th floor, Torre Norte – São Paulo Corporate Tower, Vila Olímpia, Zip Code 04543-907; and MARCELO MOSES DE OLIVEIRA LYRIO (individual tax ID (CPF/MF) no746.597.157-87 and identity document (RG) no. 59.168.992-3 SSP/SP), Brazilian, divorced, economist, resident and domiciled in the city and state of São Paulo, with business address at Av. Horácio Lafer, 160, 13rd floor, Zip Code 01414-003. In addition, on this agenda, the Directors resolve, by unanimous vote of the Directors attending the meeting, on the (i) appointment of Ms. ANA PAULA PERSON as coordinator to the said Committee and Mr. CARLOS BIEDERMANN as a financial expert; and (ii) acknowledgement of the extension of the mandate of the former members of the Statutory Audit Committee as elected on April 29, 2019, with the ratification of all acts carried out by its members since April 28, 2021 to this date.

1

(continuation of the Minutes of the Board of Directors Meeting of Suzano S.A., held on 05.12.2021 at 2pm)

6.2. To approve of the investments for the construction of a new pulp production mill, with a nominal capacity of 2,300,000 (two million and three hundred thousand) tons of eucalyptus pulp per year, to be located in the municipality of Ribas do Rio Pardo, in Mato Grosso do Sul, known as Cerrado Project (“Cerrado Project” or “Project”), contemplating an industrial capital investment estimated at BRL 14.7 billion, the disbursement of which will be distributed between the years of 2021 and 2024, and the new mill is expected to start operating in the first quarter of 2024. The approval and effective execution of the Cerrado Project is subject to (i) the Company's commitment to financial discipline, maintaining compliance with the parameters established in Suzano’s Debt Management Policy; and (ii) the conclusion of the negotiation of the acquisition of the equipment and services necessary to carry out the Project, under satisfactory conditions, to be subsequently evaluated and resolved by this Board of Directors.

6.3. To approve the revision of the estimated CAPEX for the year 2021, as decided at the Meeting of this Board of Directors, held on December 4, 2020, changing the total value of the estimate from BRL 4.9 billion to BRL 6.2 billion, this revision resulting from the inclusion in CAPEX 2021 of the values related to the performance (i) of preliminary services for the Cerrado Project and already definitively approved by the Board of Directors; and (ii) forestry investments in the state of Mato Grosso do Sul, which, once the conditions for complete approval of the Cerrado Project indicated in item 6.1 above are met, may be used to supply the new industrial mill.

6.                   Closing: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all the Directors who participated.

São Paulo, SP, May 12, 2021.

2

(continuation of the Minutes of the Board of Directors Meeting of Suzano S.A., held on 05.12.2021 at 2pm)

__________________________ David Feffer Chairman of the Board of Directors and Chairman of the Meeting	__________________________ Stefan Tasoko Secretary
____________________________ Claudio Thomaz Lobo Sonder Vice Chairman of the Board of Directors	_____________________________ Daniel Feffer Vice Chairman of the Board of Directors
_____________________________ Maria Priscila Rodini Vansetti Machado Board Member	_____________________________ Nildemar Secches Board Member
______________________________ Ana Paula Pessoa Board Member	______________________________ Rodrigo Calvo Galindo Board Member
_____________________________ Rodrigo Kede de Freitas Lima Board Member	_____________________________ Paulo Rogerio Caffarelli Board Member

Hélio Lima Magalhães

Board Member

3